FOR IMMEDIATE RELEASE      Contact: Guy T. Marcus            Dirk Vande Beek
January 22, 1998                    V.P. -Inv. Rel.          Media Relations
                                    (214) 978-2691           (713) 676-8097


                  HALLIBURTON 1997 FOURTH QUARTER UP 38 PERCENT


         DALLAS, Texas -- Halliburton Company (NYSE:HAL) today reports 1997 fourth quarter net income of $148.4 million ($ .56 per share diluted), an increase of 38 percent compared to the 1996 fourth quarter's earnings of $107.6 million ($ .43 per share diluted). The strong earnings growth was driven by substantially higher levels of profitability at both of Halliburton's business segments. Halliburton's 1997 fourth quarter revenues were $2.4 billion, 20 percent higher than the year earlier quarter.
         For the full year of 1997, Halliburton's net income increased 51 percent to $454.4 million ($1.75 per share diluted) compared to 1996, while revenues increased 19 percent above 1996 results to $8.8 billion.
         The Energy Services Group business segment's 1997 fourth quarter revenues reached $1.7 billion, 32 percent higher than the year earlier quarter. Each of the segment's four business units - Halliburton Energy Services, Brown & Root Energy Services, Landmark Graphics Corporation and Halliburton Energy
                                     -more-

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Halliburton Company                         2

Development - posted strong 1997 fourth quarter revenue gains. The growth was experienced worldwide. Fourth quarter 1997 revenues from activities in the United States increased 32 percent compared to a year ago, while international revenues increased 31 percent.
         The Energy Services Group business segment's operating income for the 1997 fourth quarter was $226.7 million, 42 percent higher than the year ago period. The operating income is inclusive of a $20.5 million loss provision ($
 .04 per share diluted after tax) in the 1997 fourth quarter, relating to a Brown & Root Energy Services (BRES) job in the Middle East. The operating margin for the segment, including the impact of the BRES provision, was 13.5 percent for the 1997 fourth quarter compared to 12.5 percent a year earlier. Higher operating income and margins resulted from a combination of increased levels of demand, a strengthened pricing environment, and an expanded sales mix of technology driven and value added products and services.
         The  Engineering  and   Construction  Group   business   segment's 1997
fourth quarter revenues were $707.4 million, off one percent from a year earlier. Flat revenues were due, in part, to actions taken to withdraw from
highway/paving,   environmental,   and   certain   types   of  engineering   and
construction  activities  while  focusing  more resources on petroleum, chemical

                                     -more-
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Halliburton Company                         3

and forest  products  projects which should be more profitable in the long-term.
         The Engineering and Construction Group segment's operating income doubled to $43.2 million, compared to the 1996 fourth quarter. The segment's operating income and margins are continuing to benefit from restructuring and other cost efficiency initiatives which have been implemented during the past year.
         Dick Cheney, Halliburton Company's chairman of the board and chief executive officer, said, "Halliburton made excellent financial performance progress in 1997, and the company was also able to substantially improve its future outlook and competitive position through the execution of several significant strategic programs during the year."
         "Some of the significant programs achieved in 1997 included the successful consolidation and restructuring of the Engineering and Construction Group business segment; the establishment of a new shared services organization in 1996 is now providing more cost effective functional services on a company-wide basis; introduction of leading-edge technologies; completion of strategic acquisitions that further strengthen the company's technological

                                     -more-
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Halliburton Company                         4

position and extend its market presence; and the establishment of a market leadership position in providing customers with single source life of the well capabilities."
         Cheney concluded, "Halliburton will utilize its financial and strategic successes of 1997 as the foundation for driving continued growth and progress in 1998. I am optimistic about the coming year based on discussions with our petroleum industry customers and their plans for 1998. Also, Halliburton's engineering and construction business operations enter 1998 with a backlog totaling $6.9 billion, an increase of 43 percent from a year ago, which provides the company with excellent growth opportunities."
         Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.
                                       ###

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


                                       HALLIBURTON COMPANY
                                CONSOLIDATED STATEMENTS OF INCOME
                                           (UNAUDITED)

                                              Quarter Ended               Twelve Months Ended
                                               December 31                    December 31
                                       ----------------------------   -----------------------------
                                            1997           1996            1997           1996
                                       -------------  -------------   -------------  --------------

                                                Millions of dollars except per share data
Revenues
 Energy Group                          $    1,677.9   $    1,275.9    $    5,756.4   $     4,286.3
 Engineering and
  Construction Group                          707.4          713.8         3,062.2         3,098.8
                                       -------------  -------------   -------------  --------------
   Total revenues                      $    2,385.3   $    1,989.7    $    8,818.6   $     7,385.1
                                       =============  =============   =============  ==============
Operating income
 Energy Group                          $      226.7   $      159.7    $      706.4   $       484.4
 Engineering and
  Construction Group                           43.2           21.6           133.9            53.7
 Special charges                                  -              -            (8.6)          (85.8)
 General corporate                             (9.5)          (8.0)          (33.6)          (34.4)
                                       -------------  -------------   -------------  --------------
  Total operating income                      260.4          173.3           798.1           417.9

Interest expense                              (13.5)          (6.4)          (42.7)          (24.1)
Interest income                                 2.4            2.3            11.7            14.2
Foreign currency losses                        (1.2)          (1.2)           (0.9)           (3.9)
Other nonoperating, net                        (0.3)          (0.3)            0.1             0.1
                                       -------------  -------------   -------------  --------------
Income before income taxes
  and minority interests                      247.8          167.7           766.3           404.2

Provision for income taxes                    (97.6)         (59.8)         (300.0)         (103.3)

Minority interest in net (income)
  loss of subsidiaries                         (1.8)          (0.3)          (11.9)           (0.5)
                                       -------------  -------------   -------------  --------------
Net income                             $      148.4   $      107.6    $      454.4   $       300.4
                                       =============  =============   =============  ==============

Basic income per share                 $        0.57  $        0.43   $       1.78   $         1.20

Diluted income per share               $        0.56  $        0.43   $       1.75   $         1.19

Basic average common
  shares outstanding                           262.1          250.5           255.4           249.9

Diluted average common
  shares outstanding                           266.9          252.9           259.5           252.2


Per share amounts are based upon average number of common and common share equivalents outstanding adjusted for the two-for-one common stock split declared on June 9, 1997, and effected in the form of a stock dividend on July 21, 1997, to shareholders of record on June 26, 1997. Basic and diluted per share amounts are presented in accordance with SFAS 128, "Earnings per Share".


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